HBK INVESTMENTS L.P.
                         (a Delaware limited partnership)

                            CERTIFICATE OF AUTHORITY


     The undersigned, being the sole general partner of the HBK Investments L.P. (the "Partnership"), hereby certifies that Jon L. Mosle is authorized to act for and on behalf of the Partnership to carry out the purposes of the Partnership in relation to filings and requests and related correspondence with the Securities and Exchange Commission and any other governmental or self-regulatory agency or body with authority to regulate securities or commodities transactions or related business activities.


     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Authority as of the 31st day of January, 2007.


HBK PARTNERS II L.P.

By:   HBK MANAGEMENT LLC
      its sole general partner

By:  /s/ J. Baker Gentry, Jr.
Name:    J. Baker Gentry, Jr.
Title:   Authorized Signatory